Secure It Corp.

548 Market St. # 59722

San Francisco, CA 94104-5401

Tel: (866) 766-4202

Fax (866) 897-2396

August 13, 2012

Via Edgar

Susan Block

Attorney-Advisor

Securities and Exchange Commission

Washington, DC 20549

Re: Secure It Corp.

Registration Statement on Form S-1

Filed on March 20, 2011

File No. 333-180230

Dear Ms. Block:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Secure It Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to August 15, 2012, at 4:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/

Ofir Ben Arzi

President

cc:	John Stickel
Justin Dobbie